SECURITIES AND EXCHANGE COMMISSION

  WASHINGTON, D.C. 20549


  FORM 11-K




       [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
       (FEE REQUIRED)

       For the fiscal year ended December 31, 1998

  OR

       [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

       For the transition period from __________ to __________

  Commission file number 1-9014

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 CHYRON CORPORATION EMPLOYEES' 401(K) PLAN

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                 CHYRON CORPORATION
                 5 Hub Drive
                 Melville, NY 11747
                 (516) 845-2000


  REQUIRED INFORMATION

  CHYRON CORPORATION EMPLOYEES' 401(k) PLAN

  INDEX


                                                                 Page

  Report of Independent Accountants                                 1

  Financial Statements:

    Statements of Net Assets Available for Plan Benefits
       with Fund Information as of December 31, 1998 and 1997       2

    Statement of Changes in Net Assets Available for Plan
       Benefits with Fund Information for the Year Ended
       December 31, 1998                                            3

    Statement of Changes in Net Assets Available for Plan
       Benefits with Fund Information for the Year Ended
       December 31, 1997                                            4

  Notes to the Financial Statements                                 5

  Supplemental Schedules:

    Line 27a - Schedule of Assets Held for Investment Purposes
    as of December 31, 1998                                         9

    Line 27d - Schedule of Reportable Transactions for the Year
    Ended December 31, 1998                                        10

  Signatures                                                       11

  The following exhibit is filed as part of this report:

    Consent of Independent Accountants



  REPORT OF INDEPENDENT ACCOUNTANTS


  To the Participants and Administrator
  of Chyron Corporation Employees' 401(k) Plan


  In our opinion, the accompanying statements of net assets available for plan benefits and of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Chyron Corporation Employees' 401(k) Plan (the "Plan") at December 31, 1998 and 1997 and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Index are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The fund information in the statements of net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


  /s/ PricewaterhouseCoopers LLP
  PricewaterhouseCoopers LLP


  New York, New York
  June 18, 1999




  CHYRON CORPORATION EMPLOYEES' 401(k) PLAN
  STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
  WITH FUND INFORMATION

                                                         December 31,
                                                    1998              1997
  Assets:
  Investments, at fair value
     Merrill Lynch sponsored funds:
           Capital Fund                         $644,783          $  555,178
           Federal Securities Trust              172,063             142,243
           Global Allocation Fund                563,239             623,020
           Global Value Fund                     104,672
           Growth Fund for Investment
             and Retirement                        5,398           1,051,034
           Pacific Fund                                               23,175
           Retirement Preservation Trust         450,966             251,555
     Alliance Premier Growth Fund              1,022,273
     Chyron Corporation Common Stock              47,093
     Massachusetts Investors Trust               137,763
     Employee loans receivable                   130,566              90,712

     Total investments                         3,278,816           2,736,917

  Contributions receivable                        53,421              42,073

  Cash equivalents                                   312                 312

  Net assets available for plan benefits          $3,332,549      $2,779,302




  The accompanying notes are an integral part of these financial statements


  CHYRON CORPORATION EMPLOYEES' 401(k) PLAN
  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
  WITH FUND INFORMATION
  FOR THE YEAR ENDED DECEMBER 31, 1998



                                                 Federal     Global
                                      Capital   Securities  Allocation
                                         Fund      Trust       Fund

  Additions to net assets
   attributed to:
   Contributions:
    Employee contributions           $148,797    $29,504   $122,512
    Employer contributions              7,462      1,875      6,995
    Participant rollovers              11,998                39,377
    Loan repayments                     3,127      1,398      4,163
                                      171,384     32,777    173,047
   Investment income:
    Interest and dividends             34,457      8,913     61,560
    Net realized and unrealized
     appreciation (depreciation)
     in fair value of investments     (6,205)        504   (59,110)
                                       28,252      9,417      2,450
       Total additions                199,636     42,194    175,497

  Deductions from net assets
   attributed to:
    Distributions to participants      66,883      5,253    128,881
    Employee loans                        884                 3,668
       Total deductions                67,767      5,253    132,549

  Net increase (decrease) prior
   to interfund transfers             131,869     36,941     42,948
  Interfund transfers                (42,264)    (7,121)  (102,729)

  Net increase (decrease)              89,605     29,820   (59,781)

  Net assets available for plan
   benefits:
    Beginning of year                 555,178    142,243    623,020

    End of year                      $644,783   $172,063   $563,239


                                                  Growth
                                                Fund for
                                        Global Investment
                                         Value        and   Pacific
                                          Fund Retirement      Fund
  Additions to net assets
   attributed to:
    Contributions:
     Employee contributions            $48,944   $238,468    $4,913
     Employer contributions              1,620     15,002       330
     Participant rollovers                         71,722
     Loan repayments                     2,088      7,414        39
                                        52,652    332,606     5,282
    Investment income:
     Interest and dividends              7,884      6,481        14
     Net realized and unrealized
      appreciation (depreciation)
      in fair value of investments     (3,763)  (240,663)     (404)
                                         4,121  (234,182)     (390)
      Total additions                   56,773     98,424     4,892

  Deductions from net assets
   attributed to:
    Distributions to participants          352    148,483       426
    Employee loans                                 31,407
      Total deductions                     352    179,890       426

  Net increase (decrease) prior
   to interfund transfers               56,421   (81,466)      4,466
  Interfund transfers                   48,251  (964,170)   (27,641)

  Net increase (decrease)              104,672 (1,045,636)  (23,175)

  Net assets available for plan
   benefits:
    Beginning of year                          1,051,034     23,175

    End of year                      $104,672  $   5,398    $     0


                                                Alliance     Chyron
                                   Retirement    Premier  Corporation
                                 Preservation     Growth     Common
                                        Trust       Fund      Stock
  Additions to net assets
   attributed to:
    Contributions:
     Employee contributions           $65,031    $36,933
     Employer contributions             3,354               $54,940
     Participant rollovers             28,533
     Loan repayments                    4,569      2,009
                                      101,487     38,942     54,940
    Investment income:
     Interest and dividends            23,513     22,098
     Net realized and unrealized
      appreciation (depreciation)
      in fair value of investments      (786)    140,503    (6,033)
                                       22,727    162,601    (6,033)
       Total additions                124,214    201,543     48,907

  Deductions from net assets
   attributed to:
    Distributions to participants      55,189     67,269      1,465
    Employee loans                     22,476                   330
       Total deductions                77,665     67,269      1,795

  Net increase (decrease) prior
   to interfund transfers              46,549    134,274     47,112
  Interfund transfers                 152,862    887,999       (19)

  Net increase (decrease)             199,411  1,022,273     47,093

  Net assets available for plan
   benefits:
    Beginning of year                 251,555

    End of year                      $450,966 $1,022,273    $47,093


                                Massachusetts        CMA
                                    Investors      Money  Contributions
                                        Trust       Fund     Receivable
  Additions to net assets
   attributed to:
    Contributions:
     Employee contributions           $57,795                $7,022
     Employer contributions             1,303                 4,326
     Participant rollovers             28,793
     Loan repayments                    1,597
                                       89,488                11,348
    Investment income:
     Interest and dividends             5,820
     Net realized and unrealized
      appreciation (depreciation)
      in fair value of investments      5,576
                                       11,396
       Total additions                100,884                11,348

  Deductions from net assets
   attributed to:
    Distributions to participants       3,427
    Employee loans                     14,526
       Total deductions                17,953

  Net increase (decrease) prior
   to interfund transfers              82,931                11,348
  Interfund transfers                  54,832

  Net increase (decrease)             137,763                11,348

  Net assets available for plan
   benefits:
    Beginning of year                              $ 312     42,073

    End of year                      $137,763      $ 312    $53,421


                                     Employee
                                        Loans
                                   Receivable      Total
  Additions to net assets
   attributed to:
    Contributions:
     Employee contributions                     $759,919
     Employer contributions                       97,207
     Participant rollovers                       180,423
     Loan repayments                $(26,404)
                                     (26,404)  1,037,549
   Investment income:
    Interest and dividends                       170,740
    Net realized and unrealized
     appreciation (depreciation)
     in fair value of investments              (170,381)
                                                     359
      Total additions                (26,404)  1,037,908

  Deductions from net assets
   attributed to:
    Distributions to participants       7,033    484,661
    Employee loans                   (73,291)
     Total deductions                (66,258)    484,661

  Net increase (decrease) prior
   to interfund transfers              39,854    553,247
  Interfund transfers

  Net increase (decrease)              39,854    553,247

  Net assets available for plan
   benefits:
    Beginning of year                  90,712  2,779,302

    End of year                      $130,566 $3,332,549




  CHYRON CORPORATION EMPLOYEES' 401(k) PLAN
  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
  WITH FUND INFORMATION
  FOR THE YEAR ENDED DECEMBER 31, 1997


                                                Federal      Global
                                     Capital Securities  Allocation
                                        Fund      Trust        Fund
  Additions to net assets
   attributed to:
    Contributions:
     Employee contributions          $121,425    $28,185   $136,981
     Employer contributions            10,596      2,783     11,745
     Participant rollovers             21,545          0     31,050
     Loan repayments                    5,024        861      2,989
                                      158,590     31,829    182,765
    Investment income:
     Interest and dividends            39,899      6,804     75,287
     Net realized and unrealized
      appreciation (depreciation)
      in fair value of investments     41,410      2,378   (19,587)
                                       81,309      9,182     55,700
     Total additions                  239,899     41,011    238,465

  Deductions from net assets
   attributed to:
    Distributions to participants      38,880        979    103,251
    Employee loans                      6,022      5,643     20,205
     Total deductions                  44,902      6,622    123,456

  Net increase prior
   to interfund transfers             194,997     34,389    115,009
  Interfund transfers                  21,709     15,377     31,580

  Net increase (decrease)             216,706     49,766    146,589

  Net assets available for plan
   benefits:
    Beginning of year                 338,472     92,477    476,431

    End of year                      $555,178   $142,243   $623,020

                                       Growth
                                     Fund for
                                   Investment            Retirement
                                          and    Pacific   Preservation
                                   Retirement       Fund      Trust

  Additions to net assets
   attributed to:
    Contributions:
     Employee contributions          $284,556     $11,630   $58,508
     Employer contributions            24,046         883     5,269
     Participant rollovers             87,390           0     3,389
     Loan repayments                    5,092         170     2,052
                                      401,084      12,683    69,218
    Investment income:
     Interest and dividends            80,564       3,497    12,610
     Net realized and unrealized
      appreciation (depreciation)
      in fair value of investments     62,552     (6,001)         0
                                      143,116     (2,504)    12,610
       Total additions                544,200      10,179    81,828

  Deductions from net assets
   attributed to:
    Distributions to participants      99,924      1,790     57,458
    Employee loans                     21,412        205      8,161
     Total deductions                 121,336      1,995     65,619

  Net increase prior
   to interfund transfers             422,864      8,184     16,209
  Interfund transfers                (37,502)    (4,213)     18,082

  Net increase (decrease)             385,362      3,971     34,291

  Net assets available for plan
   benefits:
    Beginning of year                 665,672     19,204    217,264

    End of year                    $1,051,034    $23,175   $251,555

                                       CMA                 Employee
                                     Money Contributions      Loans
                                      Fund    Receivable   Receivable

  Additions to net assets
   attributed to:
    Contributions:
     Employee contributions                      $38,531
     Employer contributions                        3,542
     Participant rollovers
     Loan repayments                                      $(16,188)
                                                  42,073   (16,188)
    Investment income:
     Interest and dividends           $251
     Net realized and unrealized
      appreciation (depreciation)
      in fair value of investments
                                       251
       Total additions                 251        42,073   (16,188)

  Deductions from net assets
   attributed to:
    Distributions to participants
    Employee loans                                         (61,648)
      Total deductions                                     (61,648)

  Net increase prior
   to interfund transfers              251        42,073     45,460
  Interfund transfers                    0      (45,033)

  Net increase (decrease)              251       (2,960)     45,460

  Net assets available for plan
   benefits:
    Beginning of year                   61        45,033     45,252

    End of year                       $312       $42,073    $90,712


                                          Total
  Additions to net assets
   attributed to:
    Contributions:
     Employee contributions            $679,816
     Employer contributions              58,864
     Participant rollovers              143,374
     Loan repayments
                                        882,054
    Investment income:
     Interest and dividends             218,912
     Net realized and unrealized
      appreciation (depreciation)
      in fair value of investments       80,752
                                        299,664
       Total additions                1,181,718

  Deductions from net assets
   attributed to:
    Distributions to participants       302,282
    Employee loans
     Total deductions                   302,282

  Net increase prior
   to interfund transfers               879,436
  Interfund transfers

  Net increase (decrease)               879,436

  Net assets available for plan
   benefits:
    Beginning of year                 1,899,866

    End of year                      $2,779,302



  CHYRON CORPORATION EMPLOYEES' 401(k) PLAN
  NOTES TO THE FINANCIAL STATEMENTS



  1. Plan Description and Benefits

     The Chyron Corporation Employees' 401(k) Plan (the "Plan") was adopted on January 1, 1994, and amended through July 1, 1998, for the benefit of the employees of Chyron Corporation (the "Company"). The following is a brief description of the Plan. A more complete description of the provisions of the Plan is available in the Plan document and in individual statements of benefits provided to each Plan participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     The Plan is a defined contribution plan which provides benefits to participants based upon amounts contributed to the participants' accounts by the employees and employer and investment income or loss. Under the Plan, the participant is not provided with any defined benefit. Contributions made to the Plan are credited to participants' individual accounts in the name of each participant. The ultimate benefit received depends on the aggregate amount contributed by the participants and the employer and the income, gains and losses associated with those contributions which are allocated to the participants' individual accounts.

     Participants are entitled to make contributions up to a maximum of 20% of their current compensation subject to limitations of Section 401(k) of the Internal Revenue Code ($10,000 in 1998 and $9,500 in 1997). The total employee compensation that can be considered for contribution purposes was limited to $160,000. Contribution percentages may be increased or decreased at quarterly intervals throughout the Plan year. For purposes of determining contributions, compensation is defined as total wages and salary of an employee, including any overtime pay, bonuses and commissions, but excluding deferred compensation. The Company can elect to make a contribution to the Plan on behalf of those participants who have made salary deferral contributions. For 1997, the Company contributed 10% of the first 10% of compensation that a participant contributed to the Plan. Effective July 1, 1998, the matching contribution was raised to 20% of the first 10% of compensation and will only be made in shares of the Company's common stock.



  CHYRON CORPORATION EMPLOYEES' 401(k) PLAN
  NOTES TO THE FINANCIAL STATEMENTS


     The participants of the Plan may elect to have their accounts invested in any combination (in 5% increments) of the following investment alternatives:

     Alliance Premier Growth Fund
     Chyron Corporation Common Stock
     Massachusetts Investors Trust
     Merrill Lynch Capital Fund
     Merrill Lynch Federal Securities Trust
     Merrill Lynch Global Allocation Fund
     Merrill Lynch Global Value Fund
     Merrill Lynch Growth Fund for Investment and Retirement
     Merrill Lynch Retirement Preservation Trust


     Employees are eligible for participation in the Plan on the first day of the month following the performance of one hour of service. Prior to July 1, 1998 employees were eligible for participation in the Plan on a quarterly basis following the completion of one-quarter of a year of service. Employees are 100% vested in their salary deferral contributions upon entry into the Plan. All participants in the Plan on June 30, 1998 were 100% vested in their employer matching contributions. Effective July 1, 1998, employees are vested in employer matching contributions in accordance with the following schedule:

      Years of Service    Vested Percentage

             1                33%
             2                67%
             3               100%

     The full value of the vested interest of participants in Plan assets is distributable to them or their beneficiaries upon retirement, disability or death. The normal retirement date is the first day of the month following the attainment of age 65. Participants or beneficiaries may elect to have such interest distributed in either one lump sum or in monthly installments. An employee can also withdraw all or a portion of his/her investment under certain special distribution events as defined in the Plan. The special distribution events include in-service distributions, where a participant in the Plan may withdraw all or a portion of his/her account balance upon reaching age 59 1/2 and hardship withdrawals, as defined in the Plan. These special distributions may be subject to ordinary income taxes or early distribution penalties. Active participants may also apply to the Plan administrator for a loan from the Plan. Participants may borrow an amount that would not exceed the lesser of 50% of each participant's vested account balance or $50,000 reduced by the highest outstanding balance during the prior 12 months. Loan terms range from one to five years or up to twenty-five years for the purchase of a primary residence. All loans must be repaid with interest (currently at rates ranging from 8.71%-9.23%) and are subject to certain requirements as outlined in the Plan.



  CHYRON CORPORATION EMPLOYEES' 401(k) PLAN
  NOTES TO THE FINANCIAL STATEMENTS



     If a participant leaves the Company for any reason other than retirement, disability or death, the participant may elect to receive distribution of his/her vested benefit. If the participant's balance is less than $3,500, the distribution will be made immediately following the employee's termination.

  2. Summary of Significant Accounting Policies

  Basis of accounting

     The Plan's financial statements are prepared under the accrual method of accounting.

  Investments

     All Plan investments are held by the Plan's custodian, Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Merrill Lynch" or the "Custodian") and are stated at fair value, principally based on the last sales price reported on the last business day of the Plan year.

     Investment earnings are automatically reinvested into the fund from which they are derived. Participants can elect to change their current or future investments on a daily basis.

     Realized and unrealized gains and losses on Plan assets are based on the value of the assets at the beginning of the year or at the time of purchase during the year. Dividend income is recorded on the ex-dividend date. Interest income is accrued when earned.

  Cash equivalents

     Cash equivalents consist of investments in highly liquid Merrill Lynch money funds which are temporary in nature.

  Benefit payments to employees

     Benefit payments to employees are recorded on a cash basis. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but who have not yet been paid must be reported as a liability on ERISA Form 5500.

  Loans

     Employee loans receivable consist of remaining principal outstanding.

  Administrative expenses

     Expenses related to the administration of the Plan are paid by the Company, at its option. For the years ended December 31, 1998 and 1997, the Company paid all administrative expenses.



  CHYRON CORPORATION EMPLOYEES' 401(k) PLAN
  NOTES TO THE FINANCIAL STATEMENTS


  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Statement of Net Assets Available for Plan Benefits and the reported amount of net additions and deductions in the Statement of Changes in Net Assets Available for Plan Benefits. Actual results could differ from those estimates.

  3. Tax Status

     The Plan obtained its latest determination letter on September 29, 1995 in which the Internal Revenue Service stated that the Plan, as then designed, qualified under Section 401(a) of the Internal Revenue Code (the "Code"). The related trust is exempt from federal income taxes under Section 501(a) of the Code. The Plan and related trust must be operated in conformity with the Code to maintain qualification. The Company is not aware of any course of action, series of events or amendments that might adversely affect the qualified status of the Plan.

  4. Termination Priorities

     While the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated all participants will remain 100% vested in their total account balances under the Plan.

  5. Reconciliation of Financial Statements to Form 5500

     Amounts allocated to withdrawing participants are recorded on Form
  5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. As of December 31, 1998 and 1997, there were no outstanding benefit payments to withdrawing participants and, therefore, the amounts presented as net assets available for plan benefits were the same in the financial statements as on the Form 5500.



  CHYRON CORPORATION EMPLOYEES' 401(k) PLAN
  Line 27a - Schedule of Assets Held for Investment Purposes

  December 31, 1998


  (a)     (b)                                      (c)


     Identity of Issue                           Description


  *  Merrill Lynch Capital Fund                  Mutual Fund
  *  Merrill Lynch Federal Securities Trust      Mutual Fund
  *  Merrill Lynch Global Allocation Fund        Mutual Fund
  *  Merrill Lynch Global Value Fund             Mutual Fund
  *  Merrill Lynch Growth Fund for Investment
       and Retirement                            Mutual Fund
  *  Merrill Lynch Retirement Preservation Trust Mutual Fund
     Alliance Premier Growth Fund                Mutual Fund
  *  Chyron Corporation Common Stock            Common Stock
     Massachusetts Investors Trust               Mutual Fund

     Employee loans receivable      Loans issued for terms of
                                    1-10 years, with 8.71% to
                                               9.23% interest



                             (d)                      (e)
                            Cost            Current Value
                        $650,614                 $644,783
                         171,952                  172,063
                         623,740                  563,239
                         114,022                  104,672

                           6,587                    5,398
                         450,968                  450,966
                         954,267                1,022,273
                          54,931                   47,093
                         134,128                  137,763

                         130,566                  130,566

                                               $3,278,816





  *=Party in Interest




  CHYRON CORPORATION EMPLOYEES' 401(k) PLAN

  Line 27d - Schedule of Reportable Transactions

  For the Year Ended December 31, 1998


  (a)                                                          (b)
  Identity of Party Involved                   Description of Asset

  Merrill Lynch Capital Fund                            Mutual Fund
  Merrill Lynch Capital Fund                            Mutual Fund
  Merrill Lynch Federal Securities Trust                Mutual Fund
  Merrill Lynch Federal Securities Trust                Mutual Fund
  Merrill Lynch Global Allocation Fund                  Mutual Fund
  Merrill Lynch Global Allocation Fund                  Mutual Fund
  Merrill Lynch Growth Investment/Retirement            Mutual Fund
  Merrill Lynch Growth Investment/Retirement            Mutual Fund
  Merrill Lynch Retirement Preservation Trust           Mutual Fund
  Merrill Lynch Global Value Fund                       Mutual Fund
  Massachusetts Investors Trust                         Mutual Fund
  Alliance Premier Growth Fund                          Mutual Fund

            (c)             (d)         (g)            (h)            (i)
       Purchase         Selling     Cost of  Current Value       Net Gain
          Price           Price       Asset    of Asset on      or (Loss)
                                               Transaction
                                                      Date
       $279,688                    $279,688       $279,688
                       $184,148     184,159        184,148          $(11)
        178,501                     178,501        178,501
                        149,225     148,793        149,225            432
        282,302                     282,302        282,302
                        283,490     281,592        283,490          1,898
        445,656                     445,656        445,656
                      1,251,099   1,530,008      1,251,099      (278,909)
        256,074                     256,074        256,074
        185,409                     185,409        185,409
        150,138                     150,138        150,138
        954,266                     954,266        954,266



  SIGNATURES




  The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.




  Chyron Corporation Employees' 401(k) Plan



  /s/ Dawn R. Johnston
  Dawn R. Johnston
  Sr. Vice President Finance

  June 25, 1999